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                                                                       EXHIBIT 2


                                 NETWORKS NEWS

                        NETWORK INC - - PUBLIC RELATIONS


FOR IMMEDIATE RELEASE                  CONTACT:  Elizabeth Thiels
                                                 Network Ink, Inc.
                                                 (615) 320-5727

                                                 Roy Wunsch
                                                 Chairman/CEO
                                                 Imprint Records
                                                 (615) 244-9585

WUNSCH AND SCHAETZLE ANNOUNCE FORMATION OF IMPRINT ENTERTAINMENT

    NASHVILLE, Tenn., July 2, 1997 - - Imprint Records Chairman/CEO Roy Wunsch today announced the launch of Imprint Entertainment, a division of the publicly-traded company that will focus on television, film and multimedia development, production and distribution.

    Imprint President Bud Schaetzle will oversee the new division, which plans to launch with three major projects including Kathie Lee Gifford's 1997 Christmas special for CBS, a cable event celebrating the 25th Anniversary of The Manhattan Transfer, and a multi-star special that will mark the 125th Anniversary of Yellowstone National Park.

    Prior to the formation of Imprint, Schaetzle created numerous award-winning TV specials and series, music videos, home videos and other multi-media events. He said that details about the launch projects and others -- including more television specials, and a possible syndicated variety series -- will be announced soon.


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    "This next year will be a creative and exciting phase of growth for us,"
Schaetzle said. "This is a time of opportunity for companies that can see the big picture, and Imprint was originally conceived with a broad entertainment view."

    "The continued development of Imprint requires diversification," said Wunsch. "A move into television and film has been a discussed part of the company's plan, and we're fortunate to have the expertise in-house to add television and film to Imprint's bottom line. Given that the country music marketplace has changed dramatically since we opened our doors in 1995, this move is key to achieving our long-term goals.

    "For now we will also postpone planned artist signings and near-term recording while the country music industry recovers from what I would describe as temporary insanity," he said.

    "If we cannot do justice to great artistry in the current industry climate - then we need to hit the 'pause button'. The radio environment for making progress with our music and artist goals is the most constricting that I have ever seen," Wunsch said.


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    "Our singles chart system, much of which is based on a relatively small number of radio stations who report airplay to trade papers, has not changed in many years, except the window for getting added to these playlists has shrunk to only three to five weeks. In the meantime, the costs associated with artist development have increased many times over.

    "This means that fabulous new artists and exciting new projects for the format are being left in the dust. When you have viable new music, it is maddening to be unable to expose it to listeners in an equitable way because of a limiting chart system and inadequate radio testing. We believe that new artists and new music are our future. Without more breakthroughs, the format may continue to erode and country music's market share may continue to decline.

    "We believe in our artists and we're going to do our best for them, but it's unfair to our shareholders to invest their money during such a high risk period," Wunsch said. "The advent of more country music labels signals now as the time for Imprint to shift its focus to film and television entertainment. Our obligation to our shareholders demands that we do our utmost to build value in the company."

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    "We are not forsaking music," Schaetzle said.  "It's the core reason we started the company, but it's no secret that we have not been able, thus far, to achieve the goals of our first couple of years in business. I also think the average educated person can see right through any shallow excuses so I won't try to make any. But known factors within our closely knit industry clearly have contributed:

    * Since our first day in business, some established labels (not all) have speculated to key radio outlets that we would not be around long, based on our funding resources. Some of those stations stated that to us, and the source. It can have a definite negative effect when a promotion department tries to do their job. Can I quantify the
         effect.....no.
    * Was the music wrong for a country market flooded with new artists -- how would one ever know. You can ask any label executive why any project did not achieve it's goals and there can never be an absolute reason other than radio resistance.

The fact is that a lot of shareholders have a stake in this company and we have an obligation to do our utmost to create shareholder value."

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    As a producer/writer/director, Schaetzle introduced Garth Brooks to
American television via NBC's landmark special This Is Garth Brooks, which garnered the highest ratings of any single-star music special in the 1990's. He also created the most successful music pay-per-view event in television history with The Judds Farewell Concert, and conceived and produced the TV series The Road and At the Ryman/Monday Night Concerts, which is currently in its third year on TNN.

    Schaetzle's other productions include such television events as Farm Aid, and The 1997 Dove Awards, The Women of Country and The Roots of Country; and specials, tours and live events for such artists as Celine Dion, Michael Bolton, Reba McEntire, Kathie Lee Gifford, Bobby McFerrin, Manhattan Transfer, Wynonna, Vince Gill, Anne Murray, Mary Chapin Carpenter and the Mavericks. He also co-wrote (with Naomi Judd) the New York Times bestseller Love Can Build A Bridge, a biography of The Judds which served as the basis for the hit NBC miniseries.

    Imprint Records' shares trade on the OTC Bulletin Board under the symbol
IMPR.

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